equinor

2026

Capital Markets Day

More energy, growing cash flow, superior returns

16 June



Forward-looking statements (FLS)

As used in this presentation, the term "Equinor" and such terms as "the company," "the corporation," "our," "we," "us" and "its" may refer to Equinor ASA, one or more of its consolidated subsidiaries, or to all of them taken as a whole. These terms are used for convenience only and are not intended as a precise description of any of the separate companies.

This presentation contains forward-looking statements concerning Equinor's business, financial condition and results of operations that are based on current estimates, forecasts, and projections about the industries in which Equinor operates and the current expectations and assumptions of Equinor's management. Forward-looking statements include all statements other than statements of historical facts, including, among others, statements regarding future financial, operational or sustainability performance, value creation, growth, investments, costs, expenditures, returns, distributions, technological innovation, exploration and production, levels or development of capacity, reserves and resources, portfolios and execution, development or performance of projects and fields, management objectives and targets, our expectations as to the achievement of certain targets (including those related to our climate ambitions) and expectations, projections or other characterizations of future events or circumstances, including strategies, plans (including our energy transition plan), ambitions or outlook. In some cases, we use words such as "aim", "ambitions", "continue", "anticipate", "believe", "could", "opportunity", "potential", "estimate", "expect", "goals", "indicative", "intend", "may", "objectives", "commitment", "outlook", "plan", "strategy", "guidance", "risks", "schedule", "seek", "should", "target", "will" or similar statements or variations of such words and other similar expressions to identify forward-looking statements, although not all forward-looking statements contain such terms.

Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and are, by their nature, subject to known and unknown risks, uncertainties and other factors, many of which are outside the company's control and are difficult to predict, that may cause actual results or developments to differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated by forward-looking statements include, among others: levels of industry product supply, demand and pricing, in particular in light of significant oil price volatility; unfavorable macroeconomic conditions and inflationary pressures; exchange rate and interest rate fluctuations; geopolitical, social and/or political instability, including worsening trade relations and tariffs; levels and calculations of reserves or resources and material differences from such estimates; regulatory stability and access to resources, including attractive renewable and low carbon opportunities; changes in market demand and supply and policy support from governments for renewables; the effects of climate change and changes in stakeholder sentiment and regulatory requirements regarding climate change; inability to meet strategic objectives; the development and use of new technology; failure to prevent or manage digital and cyber disruptions to our information and operational technology systems and those of third parties on which we rely; operational problems, including cost inflation in capital and operational expenditures; unsuccessful drilling; availability of adequate infrastructure at commercially viable prices; the actions of field partners, commercial and strategic partners and other third-parties; reputational damage; the actions of competitors; failure to effectively deploy new technologies or deficiencies in their implementation; the actions of the Norwegian state as majority shareholder and exercise of ownership by the Norwegian state; changes or uncertainty in or non-compliance with laws and governmental regulations, conditions or requirements; inability to obtain relevant approvals from governments and other parties for activities and transactions; adverse changes in tax regimes; the political and economic policies of Norway and other oil-producing countries; regulations on low-carbon value chains; liquidity, interest rate, equity and credit risks; risk of losses relating to trading and commercial supply activities; an inability to attract and retain personnel; ineffectiveness of crisis management systems; inadequate insurance coverage; health, safety and environmental risks; physical security risks to personnel, assets, infrastructure and operations from hostile or malicious acts; failure to meet our ethical and social standards; actual or perceived non-compliance with legal or regulatory requirements and other factors discussed under "Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission (SEC). Readers should also consult any further disclosures we may make in documents we file with or furnish to the SEC.

All oral and written forward-looking statements made on or after the date of this presentation and attributable to Equinor are expressly qualified in their entirety by the above factors. Any forward-looking statements made by or on behalf of Equinor speak only as of the date they are made. Except as required by applicable law, we do not undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The achievement of our climate ambitions depends, in part, on broader societal shifts in consumer demands and technological advancements, each of which are beyond our control. Should society's demands and technological innovation not shift in parallel with our pursuit of our energy transition plan, our ability to meet our climate ambitions will be impaired. The calculation of the company's net carbon intensity includes an estimate of emissions from the use of sold products (GHG protocol category 11) as a means to more accurately evaluate the emission lifecycle of what we produce to respond to the energy transition and potential business opportunities arising from shifting consumer demands. Including these emissions in the calculations should in no way be construed as an acceptance by Equinor of responsibility for the emissions caused by such use.

This presentation also contains financial information which is not presented in accordance with International Financial reporting Standards (IFRS). Please refer to our filings with the SEC for disclosures and reconciliations to the most directly comparable IFRS measures of non-IFRS financial measures contained herein. This presentation may contain certain forward-looking non-IFRS measures such as organic capex, cash flow from operations after taxes paid (CFFO), free cash flow and ROACE. We are unable to provide a reconciliation of these forward-looking non-IFRS measures as they are not reconcilable to their most directly comparable IFRS measures without unreasonable efforts because the amounts excluded from the relevant IFRS measures used to determine these forward-looking non-IFRS measures cannot be predicted with reasonable certainty.

We use certain terms in this presentation, such as "resource" and "resources", that the SEC's rules prohibits us from including in our filings with the SEC. Readers are urged to consider closely the disclosures in our Form 20-F, SEC File No. 1-15200, (available at Equinor's website www.equinor.com and www.sec.gov).

These materials shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such jurisdiction.

Agenda

Time	Speaker	Topic
08:30	**Camilla Salthe**	Safety moment
	Anders Opedal	More energy, growing cash flow, superior returns
	Torgrim Reitan	More energy, growing cash flow, superior returns
	Kjetil Hove	Develop NCS to maximise value
	Hege Skryseth	The impossible made possible with technology
09:30	*Break*	
09:50	**Philippe F. Mathieu**	Focused growth in international O&G
	Geir Tungesvik	Strong drilling performance and project execution
	Helge Haugane	Build an integrated power business
	Irene Rummelhoff	Value uplift from trading
	Anders Opedal	More energy, growing cash flow, superior returns
	Q&A	
12:00	*Lunch*	
13:00	Roundtable	
16:00	Closing bell	



Anders Opedal
President and Chief Executive Officer



Torgrim Reitan
Chief Financial Officer (CFO)



Kjetil Hove
Exploration & Production Norway (EPN)



Hege Skryseth
Technology, Digital & Innovation (TDI)



Philippe François Mathieu
Exploration & Production International (EPI)



Geir Tungesvik
Projects, Drilling & Procurement (PDP)



Helge Haugane
Power (PWR)



Irene Rummelhoff
Marketing, Midstream & Processing (MMP)



Camilla Salthe
Safety, Security & Sustainability (SSU)

Open

16 June 2026

Safety moment

Protecting our critical infrastructure

Experience
from decades of operations

Collaboration
with authorities and partners

Innovation
and technology that underpins resilient operations



2026

Capital Markets Day

More energy, growing cash flow, superior returns

Anders Opedal

President and Chief Executive Officer



Clear strategy driving growth and superior returns

Providing reliable energy for a world in transition

- Develop NCS to maximise value
- Focused growth in international O&G
- Build an integrated power business

Value uplift from trading

ALWAYS SAFE — HIGH VALUE — LOW CARBON

More energy, growing cashflow, superior returns

150 mboe/d
Production growth
2025 to 2030

30 Percent
CFFO growth
2025 to 2030

>15 Percent
RoACE
2026-2030

Competitive capital distribution

>5 Percent
Annual dividend growth per share

2-4 Bn USD
Annual share buy-back range
From 2027

Strong performance over 25 years

Strengthened safety results

Serious Incident Frequency



7
6
5
4
3
2
1
0
2001
2005
2009
2013
2017
2021
2025

Doubled production

Production
mmboe/d



x2
1
>2
2001
2025

Industry leading on emissions

Upstream CO_2 intensity
Kg/boe, scope 1, operated 100% basis



6.3
17
Equinor 2025
Industry average[1]

Best in class returns

ROACE vs. Peers[2]
2016-2025



17%
Average 9%
Equinor
Peer 1
Peer 2
Peer 3
Peer 4
Peer 5

TSR vs. Peers[2]
2001-2026 1 June



1,768%
Average 580%
Equinor
Peer 1
Peer 2
Peer 3
Peer 4
Peer 5

1. IOGP peer average for 2024 (latest available)
2. ROACE calculated from company filings and TSR from Factset, EQNR in USD. Peer group throughout presentation: bp, Chevron, ExxonMobil, Shell, TotalEnergies

Continuously improving the oil and gas portfolio

Beating expectations on the Norwegian continental shelf

Production
mmboe/d, NCS



1,6
1,4
1,2
1,0
0,8
0,6
0,4
0,2
0,0
2010
2015
2020
2025
2030
2035
WM 2001
WM 2010
WM 2015
WM 2026
Equinor
Equinor forecast
Woodmac forecast 2001[1]
Woodmac forecast 2010
Woodmac forecast 2015
Woodmac forecast 2026

Cash flow growth from high-graded International O&G

CFFO[2]
Bn USD, Int O&G



+80%
5
9
2025
2030

20
Bn USD
Free cash flow, after capex and leases
2026-2030

All forward looking financials based on reference case unless otherwise specified, and subject to FLS. See appendix for key assumptions and definitions
1. Wood Mackenzie base case at the time. Evolving forecasts reflect exploration, M&A, project development and portfolio changes
2. CFFO in presentation is after tax

Increased demand for reliable energy

Policy shifts towards security and affordability



Security
Affordability
Decarbonisation
Reliable Energy

Equinor Energy Perspectives 2026 2022

Higher demand for oil and gas

Global oil demand
mmboe/d



120
100
80
60
2025
2030
2040
2050

Global gas demand
Bcm



5000
4500
4000
2025
2030
2040
2050

Growing power demand creates business opportunities

Global power demand
Thousand TWh



55
45
35
25
2025
2030
2040
2050

Increased volatility from intermittency
Electricity prices, EUR/MWh, Germany



200
100
0
-100
2019
2025 Summer
2025 Winter

Europe´s gas market is fundamentally attractive

Gas prices doubled from structural changes

EU gas, USD/MMBtu



20
15
10
5
0
Piped gas
Avg. 4-5
LNG
Avg. 11-12
2019
2020
2021
2022
2023
2024
2025
2026

Equinor lowest cost of supply



< 2
Cost of US LNG to Europe[1]
Equinor supply cost
Opex
Liquefaction
Shipping & regas
HH price

Growing share of LNG

Share of supply to Europe[2]



20%
30%
50%
2020
2025
2035

1. Wood Mackenzie
2. See Equinor Energy perspectives for more information

Unique competitive position as a reliable energy provider

Largest energy provider to Europe

Strong position in world-class Atlantic basins

Low cost gas supplier to Europe and the US

Building integrated power in markets with existing presence


Producing and licences

Low Risk

OECD share of production[1], 2025


90%
47%
Equinor
Peer avg.

Secure supply

> 90

Percent

Production sold to local markets

2025

Low Cost

6

USD/boe

Unit production cost

2026-2030. Real terms 2025

< 2

USD/MMBtu

European gas supply cost, NCS

2026-2030. Real terms 2025

Low Carbon

6

Kg/boe

CO_2 upstream intensity

By 2030

Net zero

by 2050

Together with society

1. Wood Mackenzie

Value focused investments enable step up in distribution

Annual average organic capex
Bn USD, 2026-2030


Norwegian Continental Shelf
60%
USD 11-13 bn
Other
Integrated Power
10%
International O&G 30%

CFFO
Bn USD


30
25
20
15
10
5
0
+30%
2025
2030
2035

>40
Bn USD
Free cash flow, after capex and leases[1]
2026-2030

>5
Percent
Annual dividend growth per share[2]

2-4
Bn USD
Annual share buy-back range[2]
From 2027

1 See appendix for definition
2 See slide 27 for more details (Competitive and predictable capital distribution)

High value growth in O&G

Develop the NCS to maximise value

- Redefining the NCS operating model
- Faster tie-back development at lower cost
- 100 mboe/d increased production outlook for 2030 and 2035[1]
- 250 exploration wells towards 2035

Focused growth from international O&G

- High-grading portfolio and deepening core positions
- 30% production growth from projects in execution, providing 80% CFFO growth to 2030
- Maintaining investments to extend longevity
- Step up in focused exploration along Atlantic



Production outlook
mmboe/d
+150
mboe/d
2.3
International
O&G
NCS
2025
2030



1. Increased production target from 1.25 and 1.2 mmboe/d in 2030 and 2035 at CMU25 to 1.35 and 1.3 mmboe/d

Market led value creation in integrated power and trading

Build an integrated power business

- Established integrated power to capture value across technologies and trading
- Growing production to >20 TWh by 2030
- >10% nominal equity returns, plus portfolio uplift

Balanced investments and cash flow
Power CFFO and organic capex, Bn USD, 2027-2030



3
2
1
0
CFFO
Organic capex[1]

Value uplift from trading

- Strong market facing unit, leveraging asset flexibility and optionality
- Accessing new value pockets and leveraging technology
- Positioned to capture upside from market volatility

Increased value creation from trading
MMP quarterly adjusted operating income, million USD



25%
400
2025
2030

1 Organic capex for 2027 net of USD 2.5 billion in investment tax credit (ITC)

Creating value through the transition

Growing production while reducing emissions

- Net 50% reduction in scope 1 and 2 GHG emissions by 2030
- Electrification of NCS and energy efficiency
- Industry leading CO_2 and methane intensity



mmboe/d, equity
Million tonnes CO_2e
100% operated
2,5
2,0
1,5
1,0
0,5
0,0
20
15
10
5
0
O&G production
2.3
Net Scope 1 and 2
GHG emissions
Net 50% group wide
emissions reduction
2015
2025
2030

Capturing value from low carbon opportunities

- Build an integrated power business
- Positioned to scale CCS when commercial
- Pioneering new technology, partnering for profitability

15-30% Net Carbon Intensity reduction by 2035
Scope 1, 2 and 3[1]

TOGETHER WITH SOCIETY

Governments

equinor
Net zero
by 2050

Customers

1 2019 base year

Strategy execution enabled by people and technology



#1
Attractive employer
In Norway
Randstad, 2025





3x
cash flow improvements vs investments in new technology



3 million sensors
Collecting data onshore and offshore in Norway



Values-based performance culture

Open
Courageous
Collaborative
Caring



#7
Top shareholder
20 million employee shares
2026



More energy, growing cash flow, superior returns

More energy	150 mboe/d Production growth 2025 to 2030	>20 TWh Production 2030
Growing cash flow	30 Percent CFFO growth 2025 to 2030	>40 Bn USD Free cash flow, after capex and leases 2026-2030
Superior returns	>15 Percent ROACE 2026-2030	>5 Percent Annual dividend growth per share	2-4 Bn USD Annual share buy-back range[1] From 2027

1 See slide 27 for more details (Competitive and predictable capital distribution)

2026

Capital Markets Day

More energy, growing cashflow, superior returns

Torgrim Reitan

Chief Financial Officer



2026

Strong performance capturing higher prices

Higher cash flow from operations

- Strengthening the balance sheet
- Investing additional USD 1 bn in high return O&G opportunities in 2027
- Increasing share buy-back to USD 3 bn[2] in 2026
- Tax lag impacting 2027 CFFO

3
Bn USD
Share buy-back
2026

Cash generation and capital allocation
Bn USD, 2026



20
10
0
25
Share buy-back 3
Organic capex 13
Leases 1.5
Dividend 3.8
CFFO1
Capital allocation2

1. Brent USD 80/bbl, TTF USD 15/mmbtu, HH USD 4/mmbtu
2. Capital distribution as announced

Consistent financial framework through cycles

1	Growing cash dividend	>5	Percent Annual dividend growth per share
2	Value creating investments	11-13 bn	NCS 60 % Int O&G 30 % Power 10% 2026-2030
3	Strong balance sheet	AA-	Credit rating[1]
4	Utilizing share buy-back	2-4	Bn USD Annual share buy-back range[2] From 2027



Financial framework and priorities
1. Current rating. The ambition is single A category on stand-alone basis
2. See slide 27 for more details (Competitive and predictable capital distribution)

Fundamental improvements across the business

Key drivers strengthening free cash flow

- Accelerating production while reducing costs on the NCS
- International O&G growth from projects in execution
- Value-driven buildout of Power from high-graded investment program
- Increased value creation from trading



Cash generation and capital allocation
Bn USD, 2026-2030



120
100
80
60
40
20
0
Surplus cash
Leases
Organic capex
Cash dividend
CFFO
Capital allocation

>40
Bn USD
Free cash flow
After capex and leases
2026-2030

50
USD/bbl
Dividend break-even
After dividend, capex and leases[1]
2027-2030

1 Assuming organic capex at lower end of range, adjusted for tax lag

Growing CFFO by 30% to 2030

- From USD 18 billion in 2025 to USD 23 billion in 2030
- Driven by production growth and cost improvements

Attractive investment program

- USD 1 billion 2027 organic capex increase to high return O&G
- Flexibility to adjust organic capex based on project opportunities and CFFO outlook

CFFO and organic capex outlook
Bn USD



2026
2027
2028
2029
2030
30
20
10
0
25
13
19
12
EW ITC
10
19
11-13
23
11-13
23
11-13
CFFO High
CFFO Mid
CFFO Low
Organic capex

Scenarios (real 2025)	2026	2027	2028-2030	High/low case
Brent (USD / bbl)	80	75	70	+ / - 10
TTF (USD / MMbtu)	15	12	9	+ / - 2
HH (USD / MMbtu)	4	4	4	+ / - 1
USD/NOK		10		-

High-graded investment program

Oil and Gas

Develop NCS to maximise value

Focused growth internationally

Projects coming on stream towards 2035[1]

<40
USD/bbl
Project break-even
Volume weighted average

30
Percent
IRR
Volume weighted average. Real terms.

<2.5
Years
Average pay-back time
Volume weighted from production start

6
Kg/boe
CO_2 upstream intensity
Lifetime intensity. Scope 1, operated, 100% basis



Norwegian Continental Shelf
60%
Organic capex share
2026-2030
Other
Integrated Power
10%
International O&G
30%

Integrated Power

Build an integrated power business

>10 + Portfolio uplift
Percent
Stand-alone nominal equity returns

1. Includes sanctioned, non-sanctioned and IOGR projects. Price assumptions, definitions, and project list available in appendix (list not exhaustive)

Systematic improvements driving free cash flow uplift

Free cash flow outlook
After tax, 2026-2030



+40%
>40bn
CMU25[1]
Portfolio high-grading
Ongoing improvements
CMD26

ONGOING IMPROVEMENTS

Across: Staffs | Onshore plants | Trading | Supply chain | Project dev.

NCS

Production	100 mboe/d increased outlook	2030 & 2035
Tiebacks Cost and time	-50%	
Wells Cost and time	-30%	

Portfolio outlook / Additional potential

PORTFOLIO HIGH-GRADING

INT O&G	**Unit production cost** USD/Boe	-30%	2025 to 2030
	Cash margin CFFO/Boe	+25%	2025 to 2030
Power & Low Carbon	**Organic capex** vs CMU25	-50%	2025 - 2030
	BD & Devex costs 2024 vs 2026	-50%	Early phase cost

1. Free cash flow CMU25, adjusted for CMD26 reference price assumptions

Strengthening the portfolio through disciplined M&A

Capturing synergies from scale and operatorship on the NCS


Enabling future growth in the Norwegian Sea
Optimize mature North Sea

OPPORTUNITY:

Harmonisation & consolidation

High-grading Int. O&G portfolio while increasing production

< 5.5
USD/boe
Unit production cost
2030

< 7
Kg/boe
CO_2 intensity[1]
2030

> 550
mmboe
Net recoverable resources
Transactions since CMD21[2]

> 4
Bn USD
Net proceeds
Since CMD21[2]

OPPORTUNITY:

Longevity through focused growth

Building integrated power in selected markets

Agile, multi-tech platforms with local expertise

danske commodities

wento

Rio Energy

EAST POINT ENERGY

BeGreen Powered by the Sun

OPPORTUNITY:

Integrated and flexible power in markets with existing presence

- Synergies
- Value driven
- Capital disciplined

1. Scope 1, operated 100% basis
2. Announced after CMD2021, valued at closing

A decade of strong performance

Higher Returns

ROACE



9%
17%
>15%
Peers
Equinor
2016-2025[1]
Equinor
2026-2030

Lower Emissions

Upstream CO_2 intensity

Kg/boe, scope 1, operated 100% basis



17
8
6
IOGP
Equinor
2016-2024
Equinor
2026-2030

Lower Costs

Unit Production cost

USD/boe, real 2025



8
6
6
Peers
Equinor
2016-2025[2]
Equinor
2026-2030[3]

Higher Shareholder value

Total shareholder return



150%
210%
1st quartile target
Peers
Equinor
2016-2025
Equinor
2026-2030

1. Calculated from company filings
2. Wood Mackenzie upstream opex per barrel (equity)
3. Equinor definition: Unit Production Cost

Competitive and predictable capital distribution

Growing cash dividend

- Growing cash dividend in line with underlying earnings
- Ambition to grow cash dividend >5% per share on an annual basis

>5
Percent
Annual dividend growth per share

39
Cents per share
Quarterly cash dividend in 2026

Predictable framework for share buy-back

- Increasing 2026 share buy-back to USD 3 bn
- Annual share buy-back of USD 2-4 bn from 2027 based on
  - Oil price in the range of 60-80 USD/bbl
  - European gas price in the range of 7-11 USD/mmbtu
- Quarterly decision on share buy-back
  - Based on realized commodity prices
  - Subject to balance sheet strength and macro outlook
  - Assessment in line with financial framework if commodity prices outside ranges

2-4
Bn USD
Annual share buy-back

60-80
USD/bbl

7-11
USD/mmbtu

Balance sheet strength and macro outlook

Distribution of cash dividends and commencement of share buy-back tranches are decided by the Board on a quarterly basis in accordance with Equinor's dividend policy, and subject to existing and renewed authorizations from the AGM. Share buy-back tranches are further subject to annual agreements with the Norwegian state regarding the state's participation in share buy-backs. All share buy-back amounts include shares to be redeemed from the Norwegian state.

Positioned to deliver superior value

Providing reliable energy for a world in transition

- Develop NCS to maximise value
- Focused growth in international O&G
- Build an integrated power business

Value uplift from trading

ALWAYS SAFE — HIGH VALUE — LOW CARBON

Strong value proposition

- More energy
- Growing cash flow
- Superior returns



2026

Capital Markets Day

Develop NCS to maximize value


JOHAN CASTBERG

Kjetil Hove

Executive Vice President
Exploration & Production Norway

Exploration & Production Norway

World class petroleum system and infrastructure

- Investment friendly fiscal regime
  - The state 78 % co-investor through immediate tax deduction
- Reliable energy provider close to the market
  - Supply cost to EU via pipelines <2 USD/mmbtu
- Low cost and low CO_2
  - UPC 6 USD/boe[1] and 5.6 kg CO_2/boe[1]
- Equinor uniquely positioned
  - Operating ~ 75 % of total production



Tjeldbergodden
Nyhamna
Sullom Voe
Mongstad
Kollsnes
Kårstø
St. Fergus
Nybro
Teeside
Niechorze
Easington
Dornum
Emshaven
Bacton
Den Helder
Europort
Zeebrugge
Dunkirk

1. 2026

Stable long-term production and cash flow toward 2035

Ahead of 2024 CMU plan

Redefined the NCS operating model

Stepping up to realize higher production



+100

mboe/d

Higher production outlook[1]

2030 and 2035

1 Increased production target from 1.25 and 1.2 mmboe/d in 2030 and 2035 at CMU24&25 to 1.35 and 1.3 mmboe/d

Ahead of plan

2030

Production
mmboe/d



1.25
1.35
2024
CMU
Current
progress
Step up
production

2035

Production
mmboe/d



1.2
1.3
2024
CMU
Current
progress
Step up
production

Producing and sanctioned | Non-sanctioned | IOGR | ILX | Increased expectation

New resources since CMU 2025

5
Tie-backs
Sanctioned

130
IOGR wells
Sanctioned

27
Discoveries

20
USD/bbl
Project break-even sanctioned investments



Open

16 June 2026

Redefined the NCS operating model

6-8
Subsea tie-backs
Annually

50
Percent
Cost reduction subsea tie-backs

50
Percent
Reduced lead time subsea tie-backs

- **Efficiency in work and decision processes**
- **Use industry standards**
- **Concept simplification & standardization**
- **Secure long lead items**
- **Improved utilization of rigs and vessels**
- **Enhancing portfolio contracting strategy**



Stepping up to realize even higher production

Strong presence in future production hubs and licenses

Improve competitiveness through redefined operating model

Large and robust investment portfolio


THE BARENTS SEA SOUTH
6.4
Bn boe
Yet to find[1]
Fields
Licenses
THE NORWEGIAN SEA
4.6
Bn boe
Yet to find[1]
Fields
Licenses
THE NORTH SEA
3.8
Bn boe
Yet to find[1]
Fields
Licenses
No Equinor participation
Equinor participation

1. Norwegian Offshore Directorate 2024 Resource Report

Competitive investment portfolio



Investment opportunities
>500
Projects
IOR
Exploration
Recoverable resources
mmboe[1]
>3,000
Projects
IOR
Exploration
<35
USD/bbl
Project break-even[2]
Volume weighted average
<2.5
Years
Average payback time[2]
Volume weighted from production start

1. Equinor share
2. Projects and IOR

>500 investment opportunities

Large and diversified project portfolio

>65
Projects
Sanctioned and non-sanctioned

1,000
mmboe[2]
Recoverable resources

250
Wells
Exploration activity[1]
2026-2035

6-8
High graded projects
Annually



Skavl/Snøfonn
HEP
Lavrans Phase 2
Sierra Solberg
Njord North
Tyrihans North
Linnorm
Garantiana
Omega Sør
Peon
Brime / Nøkken
Rhombi
Atlantis
TWIN
R-structure / Grimsnes
TRBE
Breidablikk Phase 2
Corvus
Lofn / Langemann
Tonjer
Sissel
First three waves defined (next 18 months)
Wave 1
Active installations
Wave 2
Wave 3

1. Exploration wells and appraisals
2. Equinor share

>500 investment opportunities

Large identified increased recovery portfolio

230
Identified
Increased Recovery Projects

1,000
mmboe[1]
Recoverable resources

3,000
mmboe[1]
Additional potential



1 Equinor share



>500 investment opportunities

Large exploration portfolio

220
Prospects
Drilling candidates in licensed area

1,000
mmboe[2]
Risked recoverable resources

200
Prospects
Additional through license rounds & business development

250
Wells
Planned activity[1]
2026-2035

1. Exploration wells and appraisals
2. Equinor share

Open
16 June 2026

Increased production target towards 2035

- Ahead of our plan presented at 2024 CMU
- Strong presence in future production hubs and licenses
- Improve competitiveness through redefined operating model
- Large and robust investment portfolio

1.3
mmboe/d
Production
2035

CFFO and organic capex
Bn USD, annual average, 2026-2030


15
10
5
0
CFFO
CAPEX

Production
mmboe/d, 2025-2035


1.5
1.0
0.5
0
2025
2030
2035
Producing & sanctioned
Non-Sanctioned
IOGR
ILX

NCS GHG emissions[2]
Million tonnes CO_2e, 2020-2050


10
5
0
2020
2030
2040
2050

1. 100% GHG emissions from Equinor operated offshore fields.

2026
Capital Markets Day

The impossible made possible

Hege Skryseth

Executive Vice President
Technology, Digital & Innovation



Technology, Digital & Innovation

Technology turning data into discoveries

- Rescanning the NCS using advanced seismic data, competence and technology
- AI boosting efficiency and improving performance from data interpretation to well planning

27
Discoveries since 2024

10x
Increased seismic interpretation capacity



Seismic from Lofn Langemann

Old seismic



New seismic



Subsea tie-backs for the future

Equinor owned technology:

- **Cost efficient** – standardised and modular design supporting re-use and enabling multi-contracting
- **Faster** – first oil in 2–3 years
- **Field-proven** – used in exploration and now advancing to production at Omega Sør



Higher production and recovery

Johan Sverdrup

- Early investments in data and technology
- Multilateral wells, fibre-optic sensing, digital twins, AI optimization
- Permanent reservoir monitoring for water control

Breidablikk

- Advanced technology for optimal well placement to avoid water

15
Percent
Higher production, Johan Sverdrup
Compared to PDO

75
Percent
Recovery Ambition, Johan Sverdrup
Increasing from 65 percent

37
Percent
Higher production, Breidablikk
Compared to PDO



Maximising production through technology

Integrated operations centre monitoring data across assets:

- Automatic process control to optimize production
- Condition monitoring to reduce downtime and unplanned shutdowns

85 Bn data points Streamed to our database and monitored	**3** Bn USD Realised cash flow impact in 2025 100%, pre-tax	**400** MUSD, NPV potential, Combining AI agents and physics at Troll 100%, pre-tax



Value driven technology development



- Targeted and focused on the highest-value opportunities
- AI an integrated part of everything we do
- AI focus areas – subsurface, operations, supply chain and trading
- Leveraged across the international oil and gas- and Power business

3x
cash flow improvements vs investments in new technologies



2026
Capital Markets Day

Focused growth in international Oil and Gas

Philippe Mathieu

Executive Vice President
Exploration & Production International

Open

16 June 2026

Exploration & Production International

Deliver high-quality cash flow growth

Improved margins and stronger cash flow ...

Growing production towards 2030

30
Percent
Production growth
2025 to 2030

950
mboe/day
Production
2030

Growing CFFO towards 2030

80
Percent
CFFO growth
2025 to 2030

9
Bn USD
CFFO
2030

Cash generating portfolio

20
Bn USD
Free cash flow after capex and leases
2026-2030

... driven by next-generation assets



Bacalhau
1,000 mmboe[1]
Start up 2025



Raia
1,000 mmboe[1]
Start up 2028



Sparta
250 mmboe[1]
Start up 2028



Greater PAJ
250 mmboe[1]
Start up 2029



Rosebank
350 mmboe[1]
Start up 2026/2027

1 100% project basis

Strengthened resilience and competitiveness from systematic high-grading

Realizing value and reducing the cost base through high-grading ...

Divestments



Azerbaijan & Nigeria exit
2023-2024



Peregrino & Vaca Muerta
2025-2026

Investments



Deepened in US Onshore
2024



Launching Adura
2025

>4
Bn USD
Net proceeds
Since CMD21[1]

... leading to a more robust portfolio in 2030

	2030 outlook International O&G		Peers[2]
Stronger CFFO USD/boe	25	vs.	23.5
Lower unit production cost USD/boe	<5.5	vs.	10
Lower CO_2 intensity[3] Kg/boe	<7	vs.	14

<40
USD/bbl
cash flow neutral[4]
2027-2030

1 Announced after CMD2021, valued at closing
2 Average based on Wood Mackenzie. Peers: bp, Chevron, ExxonMobil, Shell, TotalEnergies
3 Scope 1, operated 100% basis
4 Free cash flow neutral after capex and leases

Building optionality to sustain growth beyond 2030

Continued CFFO growth post 2030

CFFO outlook
Bn USD



+80%
2025
2030

From an attractive option space[1]



4,500mmboe[2]
High-value, short-cycle projects
1,000
IOR & infrastructure led exploration
Angola (GPAJ)
US Appalachia
Projects with longevity potential
1,000
Bay Du Nord
Bacalhau Phase 2
Asset life extensions
Long-term options
2,500
Brazil
Tanzania
Stand-alone exploration[3]
Option space

1. Illustrative, non exhaustive set of options
2. Resource potential, Equinor share
3. Resource potential, risked exploration volumes, Equinor share

Stepping up exploration along the Atlantic margin for the next phase of international growth

- De-risking acreage with stand-alone potential
- Drilling Brazil & Angola 2027/28
- Disciplined entry into new basins



Flemish Pass
Tie backs to Bay-du-Nord
Gulf of America
High value, short cycle projects
Lower Congo
18 new exploration licenses
Santos and Campos
Stand-alone wells
Offshore Argentina (3 basins)
43 000 km² of exploration acreage

>1,000
mmboe
Risked recoverable resources[1]

~300-500
Million USD
Annual exploration spending
2027-2030

1. Equinor share

Focused growth in international O&G

A cash generating portfolio

20
Bn USD
Free cash flow after capex and leases
2026-2030

Growing to 2030

950
mboe/day
Production
2030

80
Percent
CFFO growth
2025 to 2030

With top quartile metrics

	2030 outlook: International O&G		2030 outlook: Peers[1]
Stronger CFFO USD/boe	25	vs.	23.5
Lower unit production cost USD/boe	<5.5	vs.	10
Lower CO_2 intensity Kg/boe[2]	<7	vs.	14

< 40
USD/bbl
Cash flow neutral[3]
2027-2030

And a scalable option space



4,500 mmboe[4]
1,000
High-value, short-cycle projects
1,000
Projects with longevity potential
2,500
Long-term options
Option space

1 Peer average based on Wood Mackenzie
2 Scope 1, operated 100% basis
3 Free cash flow neutral after capex and leases
4 Resource potential, Equinor share

2026
Capital Markets Day

Strong drilling performance and project execution


DEEPSEA ABERDEEN
HAMILTON
IMO 9652234

Geir Tungesvik

Executive Vice President
Projects, Drilling and Procurement

Projects, Drilling and Procurement

Next generation improvements

- Strong drilling and well capabilities realising key efficiency improvements
- Even more potential in standardisation, simplification and integrated teams
- Factory approach to improve the whole portfolio



Wells delivered
Per rig annually
2002-2013
2014-2025
6
5
4
3
2
1
0
+40%
+20%
Mobile rigs
Fixed rigs

125
Well deliveries per year
Towards 2035

30
Percent
Cost reduction per well towards 2035

Troll
Standardisation and repeatability of well design increasing efficiency

Gullfaks
Record high drilling activity and 20% cost reduction

Delivering long term value

On stream

STARTED 2025
Johan Castberg

220 mboe/d

STARTED 2025
Bacalhau

220 mboe/d

Sanctioned

STARTING 2026/2027
Rosebank (Adura)

70 mboe/d

STARTING 2028
Raia

220 mboe/d[1]

Non-sanctioned

FINAL INVESTMENT 2027
Bay du Nord

160-175 mboe/d

FINAL INVESTMENT 2027
Wisting

125-140 mboe/d

Figures show 100% project basis production capacity
1. Gas export capacity of 16 MSm^3/d and FPSO oil/condensate capacity of 126,000 boe/d.

Unlocking growth into 2030s

Bay du Nord:
Concept select taken

- Optimized concept with strong improvements
- Framework agreement signed
- Final investment early 2027

550
mmboe[1]
Recoverable reserves

>30
Percent
CAPEX reduction

>30
Percent
NPV increase



Wisting:
On track to concept select

- Strong improvements implemented
- Concept select at end of 2026
- Final investment late 2027

500
mmboe[1]
Recoverable reserves



1. 100% project basis

2026
Capital Markets Day

Build an integrated power business

Helge Haugane
Executive Vice President
Power



Integrated Power

This is Power – Broad in technologies, deep in markets

Creating value over the years

10 Percent
Nominal equity return[1]

5.7 TWh
Production
2025

17 Gigawatt
Third-party handled by Danske Commodities
2025

Agile platforms with local expertise

danske commodities · wento · Rio Energy · EAST POINT ENERGY · BeGreen Powered by the Sun

Building portfolio in markets with existing presence



Gas
Power trading
Flexible Generation
Renewables
UK
Poland
N-W Europe
Brazil
US
Number of Assets[2]
4
9
10
4
8

1. Historic and expected forward looking cash flow for all sanctioned assets and Danske Commodities, including divestments, acquisition costs
2. Sum of assets in operation and under construction

Creating value from integration – delivering reliable energy

Realized integration examples

30
Percent
Capex savings
Enabled by shared infrastructure in Serra da Babilonia

3
Percentage points
EIRR uplift
From collocated hybrid (solar PV + BESS) Ingerslev Å (DK)

1
Percentage points
EIRR uplift
On offshore wind portfolio due to Danske Commodities handling balancing

Top 5
Out of 90
In UK battery performance
Since Q4 2025



Renewables
Integration
Power trading
Flexible Generation & Storage

Integration opportunities

Leveraging gas portfolio for gas to power opportunities

Access third party assets through our trading capabilities

Reliable energy through integration and structured products

Profitable growth – investing with discipline

Balancing investments and cash flow from operations

Bn USD, 2027-2030


1,5
1,0
0,5
0
-0,5
3x
2027
2028
2029
2030
CFFO
Indicative organic capex[1]

Shaping an integrated portfolio with resilient revenue

Organic capex allocation[2]
2027-2030


Flexible generation and storage
Offshore wind
Onshore intermittent renewables

CFFO
2027-2030


CfD and capacity mechanisms
Merchant

1 Organic capex for 2027 net of USD 2.5 billion in ITC
2 Forecast given current market view

Building a competitive integrated power business

Improved returns from new projects, providing more energy and growing cash flow

Improved returns from new projects

+ Portfolio uplift

>10%[1]
Stand-alone nominal equity returns

More energy

Increasing production	4x	TWh/y[2] 2025 to 2030
Scaling flexible capacity	3x	GW 2025 to 2030
Doubling contracted volumes	2x	GW 2025 to 2030

Limited additional funding

Growing cash flow	3	Bn USD CFFO Sum 2027-2030
Flexible organic capex	3	Bn USD Organic capex[3] Sum 2027-2030

1. Includes both levered and unlevered projects
2. Does not include Ørsted and Scatec
3. Organic capex for 2027 net of USD 2.5 billion in ITC

2026
Capital Markets Day

Increasing value uplift from trading

Irene Rummelhoff

Executive Vice President,
Marketing, Midstream & Processing



Marketing, Midstream & Processing

Robust results with high upside potential

Historical contribution from MMP
Adjusted operating income (billion USD)



European energy crisis
Iran conflict
1.3
4.1
3.1
2.5
1.6
0.8
1Q26
2018-2021 average
2022
2023
2024
2025
2026

Majority of income from asset-backed trading

- Flexible gas production with infrastructure optionality
- Storage and refinery assets enable time and quality arbitrage
- Large shipping portfolio with global reach
- Strong capabilities and global trading book

>8,600
Km
NCS pipeline infrastructure

>100
Tankers in Equinor's fleet
At any given time

Scaling up value pockets



VALUE POTENTIAL BY 2030
400
million USD
~25%
Quarterly Adjusted operating income
Scale up in selected geographies
Asset flexibility & optionality
Cross commodity offering & exposure
Longer term assets and contracts
Digital solutions
Total value potential



Optimizing our North America gas position


Canada
3.9 bcm
New York
4.0 bcm
Gas-to-power
Gas production
16 bcm
0.7 bcm
Louisiana

103

Million USD
Q1 2026 Adjusted operating income
For US gas trading

Take on longer-term assets and contracts

- Long term transportation capacity to key markets
- Winter weather drives price arbitrage between regions

Expand cross-commodity offering and exposure

- Part of gas sales indexed to power
- Strong position to supply PJM[1] powerplants and data centres

1. PJM is the largest US electricity market serving parts of the mid-Atlantic and midwest region.

Open

From a regional trader to a global LPG player

Stepping up with longer term contracts and cross commodity exposure

Top 5
LPG-trader
By global traded volume[1]

5x
3rd party to equity ratio
In traded volume

170
Million USD
Adjusted operating income from LPG-trading
2023 – 2025 average



Sales and purchase contracts in 2025 – 2026 YTD

1. Waterborne LPG volumes, in 2020 to 2025

Building best in class digital solutions



GATE: Our gas optimisation engine

Improving our toolbox

- Using data and market insights in advanced analytics
- AI-driven optimisation of cargo, bunkering and routing
- Increased algo trading
- Automating back-office processes

60
Million USD
Adjusted operating income from GATE
2025

100
Million USD
Additional Adjusted operating income from digital solutions
2030 compared to 2025

Shaping a market-led, integrated approach for Equinor

- Develop NCS to maximise value
- Focused growth in international O&G
- Build an integrated power business

Value uplift from trading



More energy, growing cash flow, superior returns

More energy	**150** mboe/d Production growth 2025 to 2030	**>20** TWh Production 2030
Growing cash flow	**30** Percent CFFO growth 2025 to 2030	**>40** Bn USD Free cash flow 2026-2030

Superior returns	**>15** Percent ROACE 2026-2030	**>5** Percent Annual dividend growth per share	**2-4** Bn USD Annual share buy-back range[1] From 2027

1 See slide 27 for more details (Competitive and predictable capital distribution)

Appendix



Assumptions and definitions

Price scenarios

Prices used in the presentation material are denoted in real 2025 terms, unless otherwise stated. For Power, assumptions have been made on regional power markets and fixed price contracts to estimate future cash flows.

High case	2026	2027	Thereafter
Brent blend (USD/bbl)	90	85	80
European gas price (USD/MMBtu)	17	14	11
Henry Hub (USD/MMBtu)	5	5	5
USD/NOK	10	10	10

Reference case	2026	2027	Thereafter
Brent blend (USD/bbl)	80	75	70
European gas price (USD/MMBtu)	15	12	9
Henry Hub (USD/MMBtu)	4	4	4
USD/NOK	10	10	10

Low case	2026	2027	Thereafter
Brent blend (USD/bbl)	70	65	60
European gas price (USD/MMBtu)	13	10	7
Henry Hub (USD/MMBtu)	3	3	3
USD/NOK	10	10	10

1. See chapter 5.5 Use and reconciliation of non-GAAP financial measures in 2025 annual report

Assumptions

The outlook and guiding include relevant portfolio optimisation measures aligned with our strategy. This includes, but is not limited to, intentions to reduce ownership shares in certain projects, and new opportunities (not yet accessed).

Definitions

- All forward looking numbers are based on current IFRS accounting standards, and our adjustments do not reflect potential changes as a result of IFRS18.
- Forward looking cash flows are in nominal terms.
- Project break-evens are in real 2025 terms and are based on life cycle cash flows from Final Investment decision dates.
- **CFFO[1]:** Cash flow from operations after taxes paid, excluding change in working capital.
- **Organic capex[1]:** Capital expenditures is defined as Additions to PP&E, intangibles and equity accounted investments, which excludes assets held for sale. Organic capital expenditures are capital expenditures excluding expenditures related to acquisitions, leased assets and other investments with significantly different cash flow patterns.
- **Free Cash Flow:** Free cash flow represents CFFO after allocation of cash to organic capital expenditures including shareholder loans to equity accounted investments, net proceeds from announced sales/purchases of assets, and leases, which is available for corporate debt servicing, distribution of cash to shareholders, and inorganic investments.
- **Dividend breakeven:** Free cash flow neutral after cash dividend, leases, and low end of organic capex range for 2028-30, based on a brent price at 50 USD/bbl, proportionally reduced European gas and Henry Hub price relative to "reference case" scenario.
- **Return on average capital employed (ROACE)[1]:** Return on average capital employed (RoACE) is the ratio of adjusted operating income after tax to the average capital employed adjusted.
- **Net debt to capital employed adjusted:** Net debt to capital employed adjusted is the net interest-bearing debt adjusted divided by capital employed. Capital employed is net debt, shareholders equity and minority interest.

Projects coming on stream towards 2035

<table>
<tr><th colspan="2">SANCTIONED</th><th colspan="4">NON-SANCTIONED</th></tr>
<tr><th colspan="6">New fields</th></tr>
<tr><td colspan="2">Raia (2028)
Yggdrasil area development (P – 2027)
Sparta (P – 2028)</td><td colspan="4">Wisting
Flemish Pass BdN
Greater PAJ (P)</td></tr>
<tr><th colspan="6">Existing</th></tr>
<tr><th>Tie Back</th><th>Brownfield</th><th colspan="3">Tie Back</th><th>Brownfield</th></tr>
<tr><td>Troll phase 3 stage 2
Fram Sør
Johan Sverdrup Phase 3
Irpa
Isflak
Troll West IGR North
Berling (P)
Ørn (P)
Idun N (P)
Øst Frigg (P)
Goliat Gas Export (P)</td><td>Oseberg OGP
Snøhvit Onshore compression (SFP)
Goliat Gas Export
Angola Block 17 Dalia facilities life extension (P)
Vito phase 2 (P)</td><td>Ærfugl Ph.3 (P)
Afrodite
Alke (P)
Atlantis
Bacalhau phase 2
Bergknapp (P)
Beta / Dugong (P)
Busta
Brime/Nøkken
Byrding C
Carmen (Heidrun) (P)
Carmen (Troll area)
Corvus
Erlend
Fogelberg
F-Sør
Frigg (P)
Garantiana
Goliat Ridge (P)
Granat</td><td>Havis
Hefaistos
Heisenberg
HEP / Othello Sør
Iskrystall
Kramsnø
Lavrans 2&3
Linnorm
Lofn & Langemann
Loke Ty
Mistral Sør
Njord NF
Norma (P)
Obelix
Omega Alfa (P)
Omega Sør
Onyx S
Peik
Peon
Polynya</td><td>Rhombi / Fram N
Ringvei Vest area
Ringand
R-structure
Sierra-Solberg
Sigrun / Sigrun East
Sissel
Skarv E (P)
Skavl / Snøfonn
Skruis
Snøhvit Remaining
Symra Ph.2 (P)
Tonjer
Troll B Extension (TRBE)
Troll East N (TEN)
Tune Statfjord
Tyrihans Nord
Tyrihans Øst
Valemon N
Victoria (P)</td><td>Roncador IOR (P)
Algeria Contract Extensions (P)
NCS Low Pressure Project Portfolio
Grane Gas Export
Angola Block 15 facilities life extension (P)</td></tr>
</table>

EMISSION REDUCTION
Abatement
Njord Electrification Troll West Electrification Snøhvit Electrification (SFP)

(P) - Partner operated assets

The list is not exhaustive

Price sensitivities

Indicative effects on 2027 results



Currency:
USD/NOK +0,5
European gas:
+2 USD/MMBtu
Brent blend:
+10 USD/bbl
Henry Hub:
+2 USD/MMBtu
Net Income
NOI
0
1
2
3
4

Cash flow from operations after tax[1]

BN USD, price sensitivities adjusted for NCS tax lag



20
10
0
USD 19 bn
+/- USD ~ 1.2 bn
+/- USD ~0.8bn
+/- USD ~0.7bn
2027 CFFO
Brent blend
+/- USD 10
per BBL
European gas
+/- USD 2
per MMBtu
US gas
+/- USD 2
per MMBtu

1. Relative to reference price case

Exploration to extend leading Atlantic position

Step up internationally

- De-risking acreage with stand-alone potential
- Drilling Brazil & Angola 2027/28
- Disciplined entry into new basins

> 1,000
Mmboe[1]
Risked recoverable resources



NCS
250 wells
Flemish Pass
Tie backs to Bay-du-Nord
Gulf of America
High value, short cycle projects
Lower Congo
18 new exploration licenses
Santos and Campos
High-impact wells
Offshore Argentina (3 basins)
43 000 km² of exploration acreage

Executing attractive NCS portfolio

- 250 exploration wells towards 2035
- 80% infrastructure led exploration, 20% unlocking new areas
- 17 discoveries past 12 months

> 1,000
Mmboe[1]
Risked recoverable resources

1. Equinor share

Reserve replacement and recovery factor

Steady R/P over the last decade

SEC proved reserves/production, 2015 vs 2025


-8%
7,6
7,0
-49%
14,0
7,2
-33%
11,7
7,8
-32%
16,1
11,0
-28%
10,6
7,6
-5%
13,5
12,8
Equinor
Peer
Peer
Peer
Peer
Peer
2015
2025

Leading recovery factor

Volume weighted average oil recovery factor by operator[2]


55%
48%
36%
30%
30%
29%
Equinor
Peer
Peer
Peer
Peer
Peer

1. Peers include bp, Chevron, ExxonMobil, Shell, TotalEnergies
2. WoodMackenzie. Weighted recovery factor per field/field recoverable oil volume

Proved reserves and total recoverable resources YE 2025


Bn BOE
~15.6
-0.8
-0.7
0.8
~15.0
-0.7
-0.3
0.6
~5.6
~5.2
2024
Production
Divestments
Discoveries, Acquisitions, Revisions
2025
Proved reserves
Additional reserves and resources

1. Total reserves replacement ratio including organic and inorganic replacements

91 Percent
Organic reserves replacement ratio (RRR)
2023-25 , 3-year average Proved reserves (SEC)

100 Percent
Total reserves replacement ratio[1] (RRR)
2023-25 , 3-year average Proved reserves (SEC)

61 Percent
Organic reserves replacement ratio (RRR)
2025, Proved reserves (SEC)

48 Percent
Total reserves replacement ratio[1] (RRR)
2025, Proved reserves (SEC)

7.0 Years
R/P
Proved reserves (SEC) divided by entitlement production

19.2 Years
R/P
Total recoverable resources divided by equity production

44 Percent
Liquid share of total resources

73 Percent
OECD share of total resources

The Norwegian petroleum tax system

Overview

- Marginal tax rate of 78%, consisting of corporate tax and special petroleum tax.
- Immediate deductions for offshore investments and refund of tax losses in special petroleum tax
- Consolidation between fields, no asset ring fencing

Equinor

- 60% of group organic capex related to the NCS
- Securing robustness in years with low commodity prices

Efficient cash recovery of organic capex

Key emissions and transition ambitions

Year	Ambitions	Boundary	Scope	Baseline year
2030	Upstream CO_2 intensity 6kg CO_2/boe	Operational control 100%, upstream	Scope 1 CO_2	NA
	Net 50% emissions reduction	Operational control 100%, group wide	Scope 1 and 2 CO_2 and CH_4	2015
	Eliminate routine flaring	Operational control 100%	Flared hydrocarbons	NA
	Keep methane emissions intensity near zero	Operational control 100%	CH4	2016
	Net carbon intensity reduction by 5-15%	Scope 1 and 2 GHG emissions (equity basis). Scope 3 emissions from use of energy products (category 11) and investments (category 15) , net of negative emissions (equity basis). Energy production (equity)	Scope 1, 2 and 3 CO_2 and CH_4	2019
2035	Net carbon intensity reduction by 15-30%	Scope 1 and 2 GHG emissions (equity basis). Scope 3 emissions from use of energy products (category 11) and investments (category 15) , net of negative emissions (equity basis). Energy production (equity)	Scope 1, 2 and 3 CO_2 and CH4	2019
2050	Net-zero emissions and 100% net carbon intensity reduction, together with society	Scope 1 and 2 GHG emissions (equity basis). Scope 3 emissions from use of energy products (category 11) and investments (category 15) , net of negative emissions (equity basis). Energy production (equity)	Scope 1, 2 and 3 CO_2 and CH4	NA



Large and diversified project portfolio

Non-sanctioned projects

- ○ Tyrihans Øst
- ○ Afrodite
- ○ Atlantis
- ○ Polynya
- ○ Fogelberg
- ○ Rhombi / Fram N
- ○ Corvus
- ○ Garantiana
- ○ RVV
- ○ HEP / Othello Sør
- ○ Skavl / Snøfonn
- ○ Lavrans 2 &3
- ○ Erlend
- ○ Linnorm
- ○ Mistral Sør
- ○ R-structure
- ○ Hefaistos
- ○ Njord NF
- ○ Obelix
- ○ Peik
- ○ Peon
- ○ Sierra-Solberg
- ○ Sigrun / Sigrun East
- ○ Skruis
- ○ Busta
- ○ Tune Statfjord
- ○ Valemon N
- ○ Troll B Extension (TRBE)
- ○ Iskrystall
- ○ Loke Ty
- ○ Granat
- ○ Tonjer
- ○ Wisting
- ○ Snøhvit Remaining
- ○ Byrding C
- ○ Heisenberg
- ○ Troll East N (TEN)
- ○ Carmen (Troll area)
- ○ F-Sør
- ○ Onyx S
- ○ Havis
- ○ Ringand
- ○ Omega Sør
- ○ Kramsnø
- ○ Lofn & Langemann
- ○ Tyrihans N
- ○ Sissel
- ○ Brime/Nøkken
- ● Alke
- ● Ærfugl Ph. 3
- ● Symra Ph. 2
- ● Victoria
- ● Carmen (Heidrun)
- ● Beta / Dugong
- ● Skarv E
- ● Frigg
- ● Norma
- ● Omega Alfa
- ● Bergknapp
- ● Goliat Ridge

Sanctioned projects

- ○ Troll Ph. 3 Stage 2
- ○ Fram Sør
- ○ Johan Sverdrup Ph. 3
- ○ Irpa
- ○ Isflak
- ○ Troll West IGR North
- ○ Snøhvit Future
- ○ Drivis Tubåen
- ● Berling
- ● Yggdrasil
- ● Ørn
- ● Idun Nord
- ● Øst Frigg
- ● Goliat Gas Export

○ Equinor operated
● Partner operated

Greater Halten Area:

Linnorm enables area development

200-300
mmboe
Recoverable resources
Linnorm and Mistral S

50-100
mmboe
Recoverable resources
Additional discoveries

100-300
mmboe
Recoverable resources
Risked Exploration



Bergknapp
Tott Øst
Mistral Sør
Linnorm
Onyx Sør

Peon:
First shallow gas development

150-200
mmboe
Recoverable resources
Peon

15-25
mmboe
Recoverable resources
Risked exploration


Peon
Peon license
Upside licenses


Northern Troll Area:
Prolific area with additional potential
100-150
mmboe
Recoverable resources
Fram Sør (sanctioned)
250-300
mmboe
Recoverable resources
Ringvei Vest & others
150-200
mmboe
Recoverable resources
Increased recovery
150-200
mmboe
Recoverable resources
Risked exploration
Troll A
Troll B
Troll C
Røver Sør
Røver Nord
Toppand
Fram
Swisher
& Mulder
Grosbeak
Kveikje


UK
NO
Frigg Area:
Re-development with significant oil potential
~75
mmboe
Recoverable resources
Øst Frigg (sanctioned)
100-150
mmboe
Recoverable resources
Omega Alfa
125-450
mmboe
Recoverable resources
Additional proven resources

Infill wells:

Main tool to increase recovery

50-70
Increased recovery wells
Annually

<1
Years
Payback time

~20
USD/bbl
Average portfolio break-even

~700
mmboe (Equinor)
Recoverable resources from IOGR wells



Low pressure projects (LPP):
Late-life tool to increase recovery

3-5
LPP projects
Annually

<1.5
Years
Payback time

25
USD/bbl
Average portfolio break-even

>300
mmboe
Recoverable resources

Topside


MAN

Subsea



Low permeable and tight reservoirs:

Next increased recovery wave on the NCS

1,000
mmboe
Recoverable resources

~50
Percent
Discovered to date

Low permeable and tight opportunities

mmboe (100 %)



0
50
100
150
200
Discovery
Prospect

Production first 2 years

mboe (100%)



3000
2500
2000
1500
1000
500
0
Actual
Expected
No stimulation

Breidablikk:

Increased value through technology

50
Percent
Increased reserves

350
mmboe
Recoverable resources

2060
Extended lifetime
Grane (host)



Johan Sverdrup:
World class recovery factor through new technology

75
Percent
Recovery factor ambition

Enabling technologies

Fiber optics

50+
Wells
With fibre optic sensing

655
Petabyte
Annual data flow

Permanent Reservoir Monitoring

525
km
Installed sea bottom cables

3,300
Terabyte
Annual data flow

Increased oil recovery

Retrofit multilateral wells



Water-alternating gas injection



25 years in Brazil: delivering value and growth to 2030 and beyond

BY 2030

Delivering high-margin growth



Bacalhau I (40%)

First IOC operated asset in the pre-salt

200
mboe/d
Equity production
2030



Raia (35%)

Gas growth and 15% domestic supply

2
Bn USD
Free cash flow, after capex and leases
2030

BEYOND 2030

Cluster development and exploration potential



BRAZIL
Rio de Janeiro
São Paulo
Roncador
South Santos Cluster
Itaimbezinho
Raia
Jaspe
Bacalhau plateau extension
Uirapuru
Bacalhau
South Santos Cluster
Bumerangue
S-M-1378
S-M-1617
EQR operated
Partner operated

Angola: Well positioned for growth

- Attractive portfolio of producing assets with strong cash flow
- Improved fiscal terms enabling long-term value creation
- Significant exploration acreage accessed

5
Percent
Production increase
2025 to 2030

100
mboe/d
Production in 2030[1]

UNLOCKING OPTIONALITY

New development	Gas discovery	Exploration accessed	Life extensions
Greater PAJ	Block 1/14	18 new licenses	Block 17 & 15



Block 1/14
Block 15
Block 31
Block 31/21
Block 46
Block 47
Block 16/21
Block 17
UDW
Block 34
Block 35
Block 19
ANGOLA
Producing
Gas discovery
New development
Exploration

1. Equity production


LOUISIANA
Houston
TEXAS
Stampede (25%), OXY
Tahiti (25%), CVX
Caesar Tonga (46%), OXY
Sparta (49%), SHELL
Heidelberg (12%), OXY
Julia (50%), XOM
Jack (25%), CVX
Vito (36.89%), SHEL
Titan (100%), EQNR
Big Foot (27.5%), CVX
St. Malo (21.5%), CVX

Equinor operated
Producing field
Field development

Top 5 producer in the US offshore


Net WI Production (mboe/day)
500
400
300
200
100
0
Shell
BP
Chevron
Occidental Petroleum
Equinor
Exxon Mobil

140
mboe/d
Average production to 2030[1]

1
Major Project
In development

- Strong production and cash flow growth to 2030 from sanctioned Sparta and Vito phase 2
- In-field re-investment and ILX growth options
- Low carbon intensity
- Applying NCS experience to deepwater innovation (e.g., subsea boosting, water injection)

1. Equity production

Equinor's largest gas asset, with access to growing demand centres



Canada
3.9 bcm
New York
4.0 bcm
Gas-to-
power
Gas production
16 bcm
0.7 bcm
Louisiana

Maximizing value from our onshore gas position

- Top ten producer in the Appalachian Basin
- Capturing value from access to premium markets
- More than 2 000 drilling locations remaining

300
mboe/d
Average production to 2030[1]

1.5
USD/MMbtu
Break-even

5
Bn USD
Free cash flow, after capex and leases 2026 - 2030[2]

1.5
Kg/BOE
CO_2 intensity

1. Equity production
2. Including trading

Adura: The largest UKCS independent producer by 2030

A strong industrial story

- An agile, low cost operator capturing synergies of scale
- Growth from next generation assets Jackdaw (2026) & Rosebank (2026/2027)
- Ten producing hubs with material IOR and ILX potential
- Strong and sustainable distribution policy targeting >50% of CFFO from 2026

100
mboe/d
Average production to 2030[1]

>1
Bn USD
Dividend distribution
2026 and 2027[1]

1. Equinor share in Adura is 50%, Shell 50%



Resilience through cycles:

Strengthen competitiveness by maximising value with suppliers

Driving value through competitive supply chain
Closer to the business

Capitalize on factory principles
Standardise, repeat and scale

Enhance supplier performance and promote competition
Accelerate cost efficiency



Power portfolio

Power portfolio overview



GW
25
20
15
10
5
0
Ørsted and Scatec shares
Flex Gen
Storage
Onshore renewables
Offshore wind
Installed capacity
Under development
Opportunity pipeline
Projects approaching pipeline

Installed

- Arkona
- Dudgeon Wind
- Hywind Scotland
- Scira Wind

- Apodi Solar
- BeGreen Ingerslev Å
- Lyngsåsa Wind
- Mendubim
- Rio Energy Babilonia Solar
- Rio Energy Babilonia Wind
- Wento Lipno
- Wento Stepien
- Wento Strzalkowo
- Wento Wilko
- Wento Zagorzyca

- EPE– Sunset Ridge
- Blandford Road
- Wellkin Mill

- Triton Saltend
- Indian Queens

Under development

- Baltyk II & III
- Dogger Bank A, B, C
- Empire Wind

- Rio Energy Esquina dos Ventos
- Wento Grabin
- Wento Miloslaw

- BeGreen Ingerslev Å BESS
- EPE – Citrus Flatts
- EPE - Evergreen
- EPE – Railroad & Bethlehem SS
- EPE - Reid
- Wento Zawiercie

- Net Zero Teeside

Opportunity pipeline

- Baltyk I
- Dogger Bank D
- UK Extension
- Utsira Nord
- Celtic Sea

- BeGreen Pipeline
- Wento Pipeline
- Rio Energy Pipeline

- BeGreen Pipeline
- Wento Pipeline
- EPE Pipeline

- Peterhead Carbon Capture Power Station
- Keadby Next Gen. Power Station

Offshore wind

Execution portfolio delivering derisked and growing cashflow

Delivering three mega projects safely

De-risking execution portfolio



Empire Wind 1
COD 2027



Dogger Bank A-C
COD 2028



Baltyk 2 & 3
COD 2028

14
TWh
Offshore wind Production in 2028

95
Percent
Production Based Availability

2027
Cashflow positive
Offshore wind portfolio



Empire Wind

Empire Wind on track

- Completion ~70%, up from 60% year-end 2025
- Strong planning and execution, progressing towards commissioning first turbines
- 810 MW capacity
- Capacity to power 500,000 New York homes
- Remaining capex covered by CFFO and ITC in 2027-2028

Capex and cash effects, 2026-28
Bn USD


3
2
1
0
2026-27 Capex
2027-28 CFFO and ITC[1]



1 Cash effect of ITC subject to first power and assuming monetisation, with majority expected in 2027

Open

16 June 2026

Danske Commodities

Extracting value from integration and trading

Adding value from market volatility

Moving electricity to where it is needed the most when it is needed

Market intelligence & Agility

Superior insights, fast decision-making and independent governance structure

Automation & tech

State-of-the-art platform with >90% of intraday trades handled by automated trading solutions

86k
Trades
Per day, 2025

17
GW
Assets under contract

Top 5
In European Power Exchange
In volumes over the past 5 years

- **July 2019** – Dudgeon, Sheringham Shoal, Hywind PPAs onboarded
- **Sep 2021** – Dogger Bank PPA signed
- **Juli 2023** – Blandford Road optimisation agreement signed
- **Nov 2024** – Baltyk 2 & 3 balancing agreement signed
- **Mar 2025** – Route-to-market agreement for Thor signed
- **Dec 2025** – Kvosted optimisation agreement signed
- **Feb 2026** – Windyhill optimisation agreement signed

DC positioned to scale to 30 GW

danske commodities

Years of building capabilities

	2019	2025
Contracts under management	6 GW	17GW
Trades pr day	4.200	86.000
Trades by algos[1]	<10%	>90%
Employees in trading	106	229
Continents	2	5

Building a diversified portfolio towards 2030


30 GW
assets under management
Offshore wind
Onshore
Solar
Batteries
Thermal (CHP, GtP, PtX, WtP)

Adding trading and portfolio value

Top 5 battery optimiser
In UK Modo benchmark, Q4 2025

1 ppts EIRR Uplift on offshore wind portfolio due to DC handling balancing[2]

3 ppts EIRR uplift from collocated hybrid (solar PV + BESS)

1. Intraday power trading
2. Excluding third party assets

Carbon capture and storage:
Building and delivering CCS capacity

- 1.5 MTPA operational through Northern Lights phase 1 (Equinor 33%)
- Increasing to a minimum of 5 MTPA with Northern Lights phase 2 currently under construction (Equinor 33%)
- 4 MTPA under construction in Northern Endurance Partnership (Equinor 45%)
- CO_2 Storage Kalundborg drilling campaign ongoing



Northern Lights JV
CO₂ storages
Ship terminal
CO₂ Transport ship
CO₂ Highway Europe
CO₂ Storage Kalundborg
Northern Endurance Partnership
Net Zero Teesside Power
Humber
Zeebrugge
Dunkirk
TEXAS
Beaumont
Port Arthur
Houston
Bayou Bend CCS
CO₂ Licenses
Pipeline Landing point
CCGT with carbon capture

Europe's largest energy provider

Europe's leading natural gas producer[1,2]


57%
43%
Other Europe
Equinor[4]

Europe's leading crude oil producer[1,2,3]


64%
36%

8

Percent

Equinor's production share of Europe's total energy consumption[5]

1 Europe includes EU27, Norway, Switzerland and the United Kingdom
2 Reference year is 2025 (sources: Equinor, Petoro, S&P)
3 Includes crude oil, NGL and condensate
4 Includes Equinor and SDFI equity
5 Primary energy supply terms calculated for year 2024 (sources: EUROSTAT, Energy Institute)

European gas market:

Qatar volumes shortfall, storages struggling to fill up and Russian LNG ban approaching

Global gas monthly prices[1]

USD/MMBTU



HH
Forward HH
LNG JKM
Forward LNG JKM
TTF
Forward TTF
60
40
20
0
Mar-21
Mar-22
Mar-23
Mar-24
Mar-25
Mar-26
Mar-27
Mar-28

Key drivers Europe	Impact on price[2]		
	2026	2027	2028-30
Weather	▲	Volatility/Renewables	▲▼
US demand	▲	▲	▲
Asian demand	▲	▲▼	▲
Global LNG supply growth	▬	▲▼	▼

▲ Positive impact on price ▼ Negative impact on price ▬ No specific impact on price

1. Future prices as of 01.06.2026.
2. Upside/downside risk relative to CMD price assumptions.

CONTACT INFORMATION

Investor Relations in Equinor

E-mail: irpost@equinor.com

Bård Glad Pedersen	Senior Vice President	bgp@equinor.com	+47 91 80 17 91
Lars Valdresbråten	IR Senior Manager, Norway	lava@equinor.com	+47 40 28 17 89
Lindsey Gannaway	IR Senior Manager, UK	liga@equinor.com	+44 78 89 80 82 23
Matthew Singletary	IR Senior Manager US	masin@equinor.com	+1 2039045983
Erik Gonder	IR Manager	ergon@equinor.com	+47 99 56 26 11
Erlend Kaasen McDougall	IR Manager	ekm@equinor.com	+47 94 28 45 17
Fan Gao	ESG lead	fgao@equinor.com	+44 77 71 91 80 26
Anne Sofie Dahle	Senior Consultant	asda@equinor.com	+47 90 88 75 54